UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 27, 2008

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Sub: Patni Computer Systems Limited - AGM Outcome

The Members of the Company, at the 30th Annual General Meeting held on June 26, 2008 at Pune (India), inter alia, approved the following resolutions:

1.                             Final dividend of Rs. 3.00 per share (150% on an Equity Share of par value of Rs. 2/-);

2.                          Re-appointment of Mr. Arun Duggal and Mr. William Grabe as directors liable to retire by rotation;

3.                          Appointment of Mr. Louis Theodoor van den Boog as an Executive Director of the Company.

4.                          Patni ESOP 2003 (Revised 2006) - Modification of Terms of Options - Repricing of Options (for employees of the Company and its subsidiaries).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: June 27, 2008	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary